

September 22, 2009

Mr. Dennis Tan
President and CEO
Uranium 308 Corp.
2808 Cowan Circle
Las Vegas, NV 89102

> **Re: Uranium 308 Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-52476**

Dear Mr. Tan:

> We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

> Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Corporate Development and Current Business, page 1

1.   We note your disclosure that indicates you have not complied with all of the obligations under the Asset Purchase Agreement with Success Start Energy Investment Co. Please expand your disclosure to clearly indicate the extent to which you have complied with the obligations and also disclose your remaining obligations under this agreement.

2.   Provide disclosure of the likely effects of not complying with the asset purchase
        agreement should you decide to cancel.

Legal Proceedings, page 19

3.   Please ensure that your disclosure about the matters described under Legal
        Proceedings complies fully with Part I, Item 3 of Form 10-K and Item 103 of
        Regulation S-K. Among other things, please describe the nature of the legal
        claims made and relief sought against the company, and for each claim, if an
        amount of damages sought against the company has been specified, please
        disclose any such amounts; otherwise, please include a statement to the effect that
        the amount of damages sought has not been specified.

Proceedings Involving Lin Dong Hong, page 20

4.   Please tell us and disclose if you have issued the fifteen million shares
        representing part of the consideration in the share purchase agreement with
        Tooroibandi. We are unable to locate this issuance in your Consolidated
        Statements of Stockholders' Equity.

Financial Statements

Consolidated Balance Sheets, F-3

5.   Please clarify for us and expand your footnote disclosure to explain the item
        described as "Contract Payable."

Consolidated Statements of Cash Flows, page F-6

6.   Please reconcile for us the amount presented in your statement of cash flows for
        "contract payable" and the amounts presented for this item on your consolidated
        balance sheets. In addition, please explain why this item should be presented in
        the Operating Activities section of your cash flow statement.

Note 6 – Common Stock, page F-15

7.   Please explain to us and disclose why the twelve million shares issued on January
        31, 2008 are valued at $15,071. We are unable to locate the "Note 12" you refer
        to in your disclosure. We further note that other share issuances in close
        proximity to this date had a substantially greater value.

Annual Report of Management on Internal Control Over Financial Reporting, page 30

8.	Please revise your disclosure to indicate the framework you used to perform your assessment of your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Legal Proceedings, page 9

9.	Please ensure that your disclosure complies fully with Part II, Item 1 of Form 10-Q and Item 103 of Regulation S-K.

Engineering Comments

Properties, page 13

10.	Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired in this region or location and the basis and duration of your mineral rights, surface rights, mining claims, concessions, or mining licenses.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

11.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Project highlights, page 14

12.   We note you describe ore-grade mineralization is found on your property. Under
        SEC Industry Guide 7, the terms ore or ore body are treated the same as the term
        reserve. Unless you are reporting ore reserves, please remove this terminology
        from your filing.

13.   We also note you define your ore-grade cutoff as 300ppm or a 0.03% U3O8
        concentration, which is equivalent to 0.60 pounds per ton. Please disclose this
        value as an exploration target or goal and define the basis by which you believe
        this concentration may be of economic value. Please disclose the factors which
        determine the economic value which include uranium price, mining/process
        method, unit costs, and metallurgical recovery.

Exploration Programs, page 16

14.   We note your reference to background radiation in several instances and ask that
        you provide a definition of this term, provide a correlation to uranium
        concentration, and also disclose that uranium minerals are not the only mineral
        that may be radioactive. Please provide definitions of geologic and technical
        terms in a glossary for words that cannot be adequately defined in the text.

Geology, page 18

15.   We note your disclosure in this section, regarding the Khentay-Daur
        Metallogenitic Uranium Province, in which you refer to mines and other mineral
        properties that exist in the proximity of your property. Such disclosure may cause
        investors to infer that your property also has commercial mineralization, because
        of its proximity to these mines and properties. Please describe only geology,
        history, or exploration results that are directly related to the properties that your
        company has the right to explore or mine. Accordingly, we believe that you
        should remove information about any mines, prospects, adjacent or analogous
        properties, deposits, occurrences, or exploration activities by other companies
        operating in or near your properties and instead focus the disclosure solely on your
        company's property.

History, page 19

16.   We note your disclosure of sample ranges and assay results grading up certain
        values. When reporting the results of sampling and chemical analyses, please
        revise your disclosure to address each of the following regarding mineralization of
        existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief